Mail Stop 4561

June 24, 2009

By U.S. Mail and Facsimile to (254) 761-2957.

J. Bryan Baker
Senior Vice President and Chief Financial Officer
FirstCity Financial Corporation
6400 Imperial Drive
Waco, TX 76712

> **Re: FirstCity Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-K/A filed July 31, 2008**
> **Form 10-Q for Fiscal Period Ended September 30, 2008**
> **Form 10-K for Fiscal Period Ended December 31, 2008**
> **File No. 033-19694**

Dear Mr. Baker:

We have reviewed your correspondence filed with the Commission on April 6, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2008 Form 10-K
Management's Discussion and Analysis

1.   Please refer to our previous comment 4 in our letter dated March 9, 2009. For purposes of providing greater transparency into the composition and management of your portfolio assets, please revise to provide an additional breakdown of your

portfolio assets into the main characteristics you evaluate when pooling portfolio assets for the purposes of applying SOP 03-3. In this regard, we note your disclosure on page 56 that the common risk characteristics you evaluate for the purposes of pooling these loans is primarily loan type and collateral.

2.   Given the material changes to your loan loss allowance as well as the various types of portfolio assets you hold, please revise your MD&A to provide an allowance roll forward that separately quantifies charge-offs and recoveries for each major loan type.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 70

3.   Please refer to our previous comment 2 in our letter dated March 9, 2009. We note your statement that it has never been management's intent to hold purchased Portfolio Assets until maturity and that one of your three resolution methods involves the sale of the loan to a third party. Therefore, please revise to present these loans as held for sale at each period end. Refer to paragraph 8a of SOP 01-6 and paragraph 6 of SFAS 65, as appropriate.

4.   Please refer to our previous comment 2 in our letter dated March 9, 2009. We note that your three methods of loan workout or resolution entails finding an acceptable refinancing option, liquidation of the assets that serve as collateral for these loans or sale of the loan to a third party. Therefore, it appears your intent at the purchase of the loans is to hold these loans until payoff and, as a result, have classified the balance of these loans as held for investment. However, paragraph 9 of SFAS 102 only permits the cash flows from these assets to be classified as operating if the loans are purchased specifically for resale and carried at the lower of cost or market. To the extent that you can support that these loans are akin to inventory and continue to believe that it is appropriate to classify the cash flows from these loans as operating, please revise your financial statements to account for the loans at the lower of cost or market in a manner similar to inventory.

5.   Please refer to our prior comment 1 in our letter dated March 9, 2009. We note your response, and continue to believe that your current presentation does not comply with Commission rules and regulations. However, depending on the support you provide in response to our other comments, we will reevaluate whether Article 5 or Article 9 is more appropriate. Therefore, we may have further comment on your financial statement presentation after evaluating your response to the above comments.

4. Portfolio Assets, page 103

6.   We note that you recorded a significant increase to your allowance for loan losses
        related to your acquisition of UBA SA. Please tell us the following information:

        a. Please clarify the nature of UBA SA's business activities. Please clarify if
            their business activities are similar to FirstCity's in that they acquire
            impaired loans at a discount. If so, please tell us how significant this
            activity is to their overall operations.

        b. Considering the differences between French GAAP and US GAAP in
            accounting for loans within the scope of SOP 03-3 and for the allowance
            for loan losses, please tell us how you determined that the entire loan loss
            allowance recorded by UBA SA related to loans that did not fall within the
            scope of SOP 03-3 when acquired and was appropriate to be carried over.

        c. Given that UBA SA experienced "reversals of provisions" for the past two
            years which equate to a negative provision under US GAAP, please tell us
            how you determined that UBA SA's allowance for loan losses was not
            materially overstated for the purposes of consolidation under U.S. GAAP.
            Please quantify the amount of UBA SA's allowance for loan losses and
            provision for loan losses under US GAAP at December 31, 2008 and 2007
            and at acquisition.

        d. Please provide a detail of the loan portfolio purchased from UBA, SA by
            loan type. Additionally, please provide quantification of loans by major
            loan category that fall within the scope of SOP 03-3 and loans that do not
            fall within the scope of SOP 03-3.

        e. We note that the acquisition of UBA SA did not meet the threshold for
            reporting under Rule 3-05 or Article 11 of Regulation S-X, however, the
            consolidation of this company has had a material impact on your
            allowance for loan losses. In this regard, please tell us why a company
            with assets of relative insignificance has a loan loss allowance that far
            exceeds your own.

        f. In light of the significance of the allowance carried over, please consider
            the comments above when preparing your disclosures regarding UBA SA
            in future filings.

6. Equity Investments, page 109

7.   We note that certain of the December 31, 2007 balances presented in this footnote
        have changed from your 2007 Form 10-K. Please tell us what the differences are

attributable to and whether these changes represent a change in accounting principle, a change in accounting estimate or the correction of an error. If so, please revise to provide the applicable disclosures required by SFAS 154.

19. Selected Quarterly Financial Data

8.   Please revise Management's Discussion and Analysis to discuss the reason for the substantial decline in equity earnings from investments during the fourth quarter of 2008 and whether you expect this trend to continue into future periods.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Rebekah Blakeley Moore at (202) 551-3303 or me at (202) 551-3494 if you have any questions.

                                                Sincerely,

                                                Kevin W. Vaughn
                                                Branch Chief